UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission file number: 001-35147

Renren Inc.

4/F, Tower D, Building 15

No. 5 Jiangtai Road

Chaoyang District, Beijing 100015

People’s Republic of China

+86 10-8417-6807

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

99.2	Notice of Annual General Meeting (including Form of Proxy for Annual General Meeting)

99.3	Depositary Notice to Holders of American Depositary Shares

99.4	Voting Instruction Card for American Depositary Shares

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENREN INC.

By:	/s/ Chris Palmer
Name:	Chris Palmer
Title:	Chief Financial Officer

Date: November 4, 2021